UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-35454

Vipshop Holdings Limited

No. 20 Huahai Street

Liwan District, Guangzhou 510370

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By	:	/s/ Donghao Yang
Name:	:	Donghao Yang
Title:	:	Chief Financial Officer

Date: November 22, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Vipshop Reports Unaudited Third Quarter 2017 Financial Results
99.2*	Unaudited First and Second Quarters 2017 Financial Results of Vipshop Holdings Limited

*                 Exhibit 99.2 is furnished herewith solely for the purpose of meeting the requirements under Section 203.03 of the New York Stock Exchange Listed Company Manual in connection with submission of a semi-annual income statement that covers the Registrant’s first two fiscal quarters.